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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE:        August 26, 1996
CONTACT:                      Gina Wilson
                              (505) 880-5361


                     SAGESER LEAVES SANTA FE PACIFIC GOLD

ALBUQUERQUE, NEW MEXICO - SANTA FE PACIFIC GOLD CORPORATION (NYSE:GLD) announced that Kendall W. Sageser, Senior Vice President, Exploration, is leaving the Company, effective immediately, to pursue other opportunities. Ronald L. Parratt, Director of Exploration - The Americas, will be assuming responsibility for Santa Fe Pacific Gold's worldwide exploration activities until further notice.

Santa Fe Pacific Gold is one of the largest gold mining companies in North America with mines in Nevada and California and exploration offices and projects throughout the world. The Company's shares are traded on the New York Stock Exchange under the symbol GLD.